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September 14, 2011	Andrew J. Terry
(312) 845-1265
andrew.terry@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Amendment No. 2 to Nortek, Inc. Registration Statement on Form 10 (No. 001-34697)
Ladies and Gentlemen:
     On behalf of Nortek, Inc., a Delaware corporation (the “Company”), we enclose for filing via EDGAR Amendment No. 2 to the Company’s Registration Statement on Form 10 (“Amendment No. 2”) pursuant to Rule 101(a)(2)(i) under Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”). There is no fee required in connection with the filing of Amendment No. 2. A copy of Amendment No. 2 has been manually signed in accordance with Rule 302 under Regulation S-T under the Securities Act, and the signature pages thereto will be retained by the Company for a period of five years.
     Amendment No. 2 updates certain information included in Amendment No. 1 to the Company’s Registration Statement on Form 10, as filed with the Commission on May 25, 2010 (“Amendment No. 1”), including the Company’s financial statements for the periods ending December 31, 2010 and July 2, 2011. For your convenience, the Company is supplementally providing to the staff four copies of Amendment No. 2, clean and marked to indicate the changes from Amendment No. 1.
     If you have any questions or comments concerning this filing, please do not hesitate to contact John B. Ayer at (617) 951-7937 or the undersigned at (312) 845-1265.
Very truly yours,
/s/ Andrew J. Terry
Andrew J. Terry